June 13, 2012

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

            Re:                  Cummins Inc.

                                    Form 10-K for the Fiscal Year Ended December 31, 2011

                                    Filed February 21, 2012

                                    File No. 1-4949

Dear Ms. Blye:

On behalf of Cummins Inc., an Indiana corporation (the “Company” or “Cummins”), please find below the Company’s responses to the comments of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter of May 15, 2012.

For your convenience, the numbers of the responses set forth below correspond to the numbers in your comment letter and we have set forth below your numbered comments in italics followed by the Company’s responses.

Company Background

The Company designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related component products, including filtration and exhaust aftertreatment, fuel systems, controls and air handling systems.  We sell our products to original equipment manufacturers (“OEMs”), distributors and other customers worldwide.  We serve customers in approximately 190 countries and territories through a network of more than 600 company-owned and independent distributor locations and approximately 6,500 dealer locations in more than 190 countries and territories.   The Company also does business through foreign subsidiaries and joint venture partnerships.

The Company follows all U.S. export control laws including the regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Commerce Department’s Bureau of Industry and Security and the U.S Department of State’s Directorate of Defense Trade Controls.  As the Commission knows, these laws generally prohibit sales of products or services with greater than de minimis U.S. content or with U.S. person involvement to embargoed countries, such as Cuba, Iran, Syria and Sudan.   These laws also provide some limited exceptions to the general prohibitions.

To implement compliance with these laws, Cummins has an export control policy and a compliance program.  Among other things, the Company’s policy requires the Cummins Law Department to review foreign subsidiaries’ transactions destined for embargoed countries and the Company screens customers to make sure no products are destined for banned entities or individuals.

As a result of these legal restrictions, the Company’s policy, and the Company’s compliance program, sales to embargoed countries, as discussed below, are very limited and are not material.  It should be noted, however, that because the Company’s products are typically sold to large OEMs that incorporate its products into vehicles and power generators, it is possible for Cummins’ products to end up in these countries without the knowledge of Cummins.

1.         Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of August 22, 2008 and September 26, 2008.  We note that your website states that your Latin America office serves Cuba, and we are aware of third party websites showing companies in Iran that carry Cummins’ products or parts.  As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls.  Please tell us about any contacts with these countries since your 2008 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements.

For instance, we note from your 10-K that you have joint ventures with Dongfeng Automotive Co. Ltd., Beijing Foton Motor Co., Ltd., Komatsu and Tata Motors Ltd.  We note recent news articles and third-party websites reporting that Dong Feng Automobile and its parent Dong Feng Motor Co. conduct business in Iran; Beijing Foton Motor Co. and its affiliates have operations in Iran and sell products in Syria; Komatsu has an office in Tehran, Iran; and Tata Motors sells its products in Iran, Syria, Sudan and Cuba.

Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and clarify whether your joint venture partners sell your products, parts or components in these countries.  Also, describe any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

Where the Company has control over its affiliates, subsidiaries and joint ventures, it reviews compliance with applicable laws and Cummins’ export control policy and compliance programs by those entities as discussed above.  As noted above, because the Company’s joint venture partners are typically large OEMs established under, and subject to, their own countries’ laws and their own policies, it is possible that products they sell that incorporate Cummins’ products may end up in embargoed countries without the knowledge of the Company.

The Company does not have any employees or facilities in Cuba, Iran, Sudan or Syria.  The Company is aware that there may be unauthorized, third-party websites that purport to sell or distribute Cummins products in the embargoed countries.  The Company has no relationship with the entities behind these websites and, when it has become aware of them, the Company takes steps to stop the unauthorized activity.  The Company does not have a direct commercial relationship with the governments of these countries or with entities that it believes are controlled by these governments.

The Company’s limited business contacts with each country are discussed separately, below.  The Company does not consider these contacts, either individually or in the aggregate, to be material for purposes of the Commission’s disclosure requirements.  The Company further notes that its business in each of these countries has significantly decreased, in some cases down to zero, since the Company’s last correspondence with the Commission on this topic in 2008.

Cuba

Cummins complies strictly with the applicable trade sanctions and export control laws with regard to Cuba. The Company is not aware of any sales of its products to Cuba or any other business contacts with Cuba during 2008, 2009, 2010 or 2011.  The Company does not anticipate having such sales or contacts in the future.

Cummins does not serve customers or otherwise do business in Cuba.  The Cummins website includes Cuba in the list of countries within the Latin America service area, but that does not indicate the Company does business there.  To the contrary, the site indicates that no distribution centers match the search criteria of Cuba, and when Cuba is selected from a drop down menu of countries located in the Latin America region the user is directed to choose another location.  Under Company policy, no Cummins location or distributor is permitted to fulfill an order for a product or service destined for Cuba.

Iran

Cummins complies strictly with the applicable trade sanctions and export control laws with regard to Iran.  As the Commission knows, U.S. law permits foreign subsidiaries of a U.S. company to sell to Iranian customers commercial products or services that are not subject to U.S. jurisdiction provided there is no facilitation or prohibited participation in the transactions by U.S. persons.  In accordance with Cummins’ policy, these transactions must be reviewed by the Cummins Law Department in Europe for compliance with U.S. law and with the Company’s policy.

As a result of the application of the applicable sanctions and laws and the application of Cummins policy there have been a declining number of sales to customers in Iran since 2007.  In 2008, sales to customers in Iran, all of which complied with the restrictions described above, totaled approximately $5.7 million.  In 2009, sales totaled approximately $2.8 million.  In 2010, sales totaled approximately $1.3 million.  There have been no Company sales to customers since June of 2010.

Syria

Cummins complies strictly with the applicable trade sanctions and export control laws with regard to Syria.  As the Commission knows, U.S. law permits foreign subsidiaries of a U.S. company to sell to Syrian customers commercial products or services that are not subject to U.S. jurisdiction provided there is no facilitation or prohibited participation in the transactions by U.S. persons.  In accordance with Cummins’ policy these transactions must be reviewed by the Cummins Law Department in Europe for compliance with U.S. law and with the Company’s policy.

Sales of Cummins products in Syria are negligible.  In 2008, 2009, and 2010, there were no sales of product or services to customers in Syria.  In 2011, there was a single sale of equipment and parts totaling less than $61,000 reviewed in strict compliance with applicable laws and Cummins policy.

Sudan

Cummins complies strictly with the applicable trade sanctions and export control laws with regard to Sudan.  As the Commission knows, U.S. law permits foreign subsidiaries of a U.S. company to sell to Sudanese customers commercial products or services that are not subject to U.S. jurisdiction provided there is no facilitation or prohibited participation in the transactions by U.S. persons.  In accordance with Cummins’ policy these transactions must be reviewed by the Cummins Law Department in Europe for compliance with U.S. law and with the Company’s policy.

Sales of Cummins products in Sudan are negligible.  The Company made no sales to customers in Sudan in 2008.  In 2009, the Company made one sale in the amount of approximately $3.0 million for a project funded by the World Bank and reviewed according to Company policy.  In 2010, the Company provided repairs and similar services to equipment located in United Nations camps or the United States embassy.  The value of these services is not determinable but was reviewed under strict compliance with Company policy.  In 2011, there was one sale into Juba, Sudan, in the south, in the amount of $46,000 which was reviewed in accordance with Company policy.

 2.         Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Over the past four years, Company sales to Cuba, Iran, Syria and Sudan combined have constituted approximately 0.023% of the Company’s sales.  For 2011, such sales constituted less than 0.001% of Company sales.  Cummins does not consider this amount of business to be material to a reasonable investor.  Moreover, the sales into embargoed countries the last four years are substantially less, both in absolute and relative terms, than the sales during the period which was the subject of the Company’s correspondence with the Commission in 2008.

Cummins does not believe that its limited business contacts with these countries would be an issue of concern to a reasonable investor.  As disclosed on its website (e.g., the section titled “Corporate Responsibility”), Cummins devotes significant resources to ensure that all sales are in compliance with U.S. laws.   Cummins believes that its focus on compliance with the law and Company policy would reassure the reasonable investor about its sales and minimize the chances for any reputational risk.

The Company is familiar with the concerns expressed by members of the investment community regarding the conduct of business in embargoed countries and has discussed these concerns with investors on the occasions when they are raised.  The Company will continue to do so.

As requested in the Commission’s letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of its disclosure in its filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Commission’s comments and the Commission’s assistance with the Company’s compliance with applicable disclosure requirements.  If the Commission has any questions or comments regarding our responses, please contact me at 317.610.4173

Sincerely,

/s/ Sharon Barner

Sharon Barner

Vice President and General Counsel